PRESS RELEASE

BROOKFIELD PROPERTY PARTNERS COMMENCES

NORMAL COURSE ISSUER BID

June 16, 2014 — Brookfield Property Partners L.P. (“BPY”) (NYSE: BPY; TSX: BPY.UN) announced today that the Toronto Stock Exchange accepted a notice filed by BPY of its intention to commence a normal course issuer bid for a one-year period. BPY stated that at times its limited partnership units trade in price ranges that do not fully reflect their value. As a result, from time to time, acquiring limited partnership units represents an attractive and a desirable use of available funds.

The notice provides that BPY may, during the twelve month period commencing June 18, 2014 and ending June 17, 2015, purchase on the Toronto Stock Exchange or the New York Stock Exchange up to 11,549,010 limited partnership units, representing approximately 5% of its issued and outstanding limited partnership units. At June 11, 2014 there were 230,980,211 limited partnership units issued and outstanding. Under the normal course issuer bid, BPY may purchase up to 66,329 limited partnership units on the Toronto Stock Exchange during any trading day, which represents approximately 25% of the average daily trading volume of 265,319 on the Toronto Stock Exchange for the most recently completed six calendar months prior to the Toronto Stock Exchange’s acceptance of the notice of the normal course issuer bid. This limitation does not apply to purchases made pursuant to block purchase exemptions and purchases made on another exchange.

The price to be paid for the limited partnership units under the normal course issuer bid will be the market price at the time of purchase. The actual number of limited partnership units to be purchased and the timing of such purchases will be determined by BPY, and all purchases of limited partnership units will be effected through the facilities of the Toronto Stock Exchange or the New York Stock Exchange. All limited partnership units purchased by BPY under this bid will be promptly cancelled.

Brookfield Property Partners is a leading owner, operator, and investor in best-in-class commercial real estate around the globe. Our diversified portfolio includes interests in over 300 office and retail properties encompassing 250 million square feet, 22,000 multifamily units, 58 million square feet of industrial space, and a 100 million square foot development pipeline. Our assets are largely located in North America, Europe, and Australia but also include a growing presence in China, Brazil and India. For information, please visit www.brookfieldpropertypartners.com.

Contact:
Matthew Cherry
Vice President, Investor Relations & Communications
Tel: 212-417-7488
Email: matthew.cherry@brookfield.com